December 23, 2019

Shannon Masjedi
Chief Executive Officer
Pacific Ventures Group, Inc.
117 West 9th Street, Suite 316
Los Angeles, CA 90015

       Re: Pacific Ventures Group, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Form 8-K Filed August 21, 2019
           File No. 000-54584

Dear Ms. Masjedi:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Part 1
Item 1. Business, page 1

1. Your SDFO acquisition in May 2018 appears material to your company. Please disclose the significant terms of the acquisition including the purchase price, the assets and liabilities acquired and your accounting for the acquisition. Refer to ASC 805-10-50.
Audit Report, page F-1

2. We note that you have included management s report on internal control over financial reporting on pages 19 and 20. Given that your auditor was not engaged to perform an audit of management s assessment of the effectiveness of internal control over financial reporting, please make arrangements with your auditor to have them revise their audit report to include the language set forth in AU 3105.59 and 3105.60. The revised audit report should be included in an amendment to the Form 10-K. We remind you that your
 Shannon Masjedi
Pacific Ventures Group, Inc.
December 23, 2019
Page 2
         amended filing should include updated certifications that are currently dated and make reference to the Form 10-K/A.
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-7

3. You disclose that sales revenues are generally recognized in accordance with the SAB 104
         Public Company guidance. Please tell us why you have not adopted ASC 606 which became effective for all public companies for annual reporting periods (including interim periods therein) beginning after December 15, 2017.
Exhibits 31.1 and 31.2, page 1

4. The officer certifications do not include the introductory language in paragraph 4 referring to your internal control over financial reporting. Please file an amendment to your Form
         10-K to include the correct certifications, full Item 9A disclosure and your audited financial statements. Refer to Item 601 (b)(31) of Regulation S-K. The same comment applies to your Forms 10-Q filed during 2019.
Form 8-K Filed August 21, 2019

Exhibit 99.1

5. We note from your Form 8-K filed on August 21, 2019 that you signed an Asset Purchase agreement to acquire a distribution company which has current annual revenues in excess of $30 million. In light of this probable and material acquisition, please revise this filing to address the following:
           Disclose the material terms of the acquisition and the expected completion date;
           Include audited financial statements of this distribution company as well as pro forma financial statements reflecting the planned transaction as required by Rules 8-04 and
             8-05 of Regulation S-X; and
           File the definitive Asset Purchase agreement as an exhibit to your filing.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact SiSi Cheng at 202-551-5004 or John Cash at
202-551-3768 with any questions.



FirstName LastNameShannon Masjedi                                Sincerely,
Comapany NamePacific Ventures Group, Inc.
                                                                 Division of
Corporation Finance
December 23, 2019 Page 2                                         Office of
Manufacturing
FirstName LastName